UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On June 3, 2021, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced the pricing of U.S.$1.0 billion of its Subordinated Hybrid Notes denominated in U.S. Dollars (the “Notes”).

The Notes have no fixed maturity date and will be subordinated to all senior obligations, and senior only to equity. The Notes will bear interest semi-annually at an initial rate of 5.125% per annum, subject to the right of CEMEX to defer interest payments. The interest rate will reset every five years commencing on September 8, 2026 (the date that is 5.25 years after the issue date). The step-up interest rate for reset periods commencing on September 8, 2026 (the “First Step-up Date”) and ending on (i) September 8, 2046 (the date that is twenty (20) years after the First Step-up Date), if by the thirtieth (30th) calendar day preceding the First Step-up Date CEMEX is assigned an Investment Grade Rating by S&P, or, if not, (ii) September 8, 2041 (the date that is fifteen (15) years after the First Step-up Date) (the “Second Step-up Date”), will be calculated based on the five-year U.S. Treasury plus the initial margin of 4.284% (the “Initial Margin”) plus 0.25% (the “First Step-up Margin”). The step-up interest rate for reset periods commencing on and after the Second Step-up Date will be calculated based on the five-year U.S. Treasury plus the Initial Margin plus the First Step-up Margin plus 0.75%.

The Notes will be issued at a price of 100.000% of face value. CEMEX will be entitled to call the Notes prior to June 8, 2026 by paying a make-whole amount. CEMEX will also be entitled to call the Notes (i) on any day during the period commencing on and including June 8, 2026 and ending on and including the First Step-up Date, and (ii) on each interest payment date thereafter, in each case at par. In addition, upon the occurrence of certain rating methodology, tax deductibility, withholding tax, substantial repurchase or accounting events, or a change of control resulting in a ratings decline, CEMEX will have the option to redeem, in whole but not in part, the Notes at specified redemption prices. If CEMEX does not redeem the Notes by the 90th day following the occurrence of a change of control resulting in a ratings decline, CEMEX will permanently pay additional interest on the Notes at a rate of 5.0% per annum.

The closing of the offering is expected to occur on June 8, 2021, subject to satisfaction of customary closing conditions.

CEMEX intends to use the net proceeds from the offering of the Notes for general corporate purposes, including to repay its indebtedness, all in accordance with CEMEX’s facilities agreement, dated as of July 19, 2017 (as amended and/or restated from time to time, the “Facilities Agreement”), entered into with several financial institutions.

CEMEX expects that the structure of the Notes will expedite the achievement of its “Operation Resilience” strategy’s goal of a targeted reduction in its Consolidated Leverage Ratio (as defined in the Facilities Agreement). CEMEX anticipates that the Notes will not be included in Consolidated Funded Debt when calculating the Consolidated Leverage Ratio, but the Notes will otherwise generally be treated as debt under the Facilities Agreement.

This report is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX in any transaction.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes are being offered only to qualified institutional buyers pursuant to Rule 144A and outside the United States pursuant to Regulation S, both as promulgated under the Securities Act.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE MEXICAN NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES, OR “RNV”), MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR “CNBV”), AND THEREFORE MAY NOT BE OFFERED OR SOLD

PUBLICLY IN MEXICO, EXCEPT THAT THE NOTES MAY BE OFFERED AND SOLD IN MEXICO TO INVESTORS THAT QUALIFY AS INSTITUTIONAL AND QUALIFIED INVESTORS SOLELY PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH IN ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES, OR THE “MEXICAN SECURITIES MARKET LAW”). UPON THE ISSUANCE OF THE NOTES, WE WILL NOTIFY THE CNBV OF THE ISSUANCE OF THE NOTES, INCLUDING THE PRINCIPAL TERMS AND CONDITIONS OF THE NOTES AND THE OFFERING OF THE NOTES OUTSIDE MEXICO. SUCH NOTICE WILL BE SUBMITTED TO THE CNBV TO COMPLY WITH ARTICLE 7, SECOND PARAGRAPH OF THE MEXICAN SECURITIES MARKET LAW AND REGULATIONS THEREUNDER, AND FOR STATISTICAL AND INFORMATION PURPOSES ONLY, AND THE DELIVERY TO AND THE RECEIPT BY THE CNBV OF SUCH NOTICE, DOES NOT CONSTITUTE OR IMPLY ANY CERTIFICATION AS TO THE INVESTMENT QUALITY OF THE NOTES OR OF OUR SOLVENCY, LIQUIDITY OR CREDIT QUALITY OR THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH IN THE DOCUMENTS OF THE OFFERING. THE INFORMATION CONTAINED IN THE DOCUMENTS USED FOR THIS OFFERING OF THE NOTES IS THE EXCLUSIVE RESPONSIBILITY OF CEMEX AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV.

This report does not constitute an offer to sell or a solicitation of an offer to buy or an advertisement in respect of Notes in any province or territory of Canada to any person that is not an “accredited investor” as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), as applicable, and a “permitted client” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended or superseded, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provision of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Promotion of the Notes in the United Kingdom is restricted by the FSMA, and accordingly, the Notes are not being promoted to the general public in the United Kingdom. In the United Kingdom, this report is for distribution only to, and is only directed at, (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (ii) high net worth companies and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. This report is directed only at relevant persons and must not be acted on or relied on by anyone who is not a relevant person.

This report contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. These forward-looking statements reflect the CEMEX, S.A.B. de C.V.’s and its direct and indirect subsidiaries (the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Many risks, uncertainties and other important factors could cause the actual results, performance or achievements of CEMEX (such as its achievement of its “Operation Resilience” strategy’s goals or the timing thereof) to be materially different from those expressed or implied in this report. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the Company’s products and services; the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its and its clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding senior secured notes and the Company’s other debt instruments and financial obligations, including the Company’s perpetual debentures; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital and on the cost of the products and services the Company purchases; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives, implement its pricing initiatives for the Company’s products and generally meet the Company’s “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for the Company’s sales, invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States – Mexico – Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the Company’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and operations and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2021

CEMEX, S.A.B. de C.V.
(Registrant)
By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

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